September 3, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F. Street, N.E.
Washington, D. C. 20549

Re: Bank7 Corp.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-38656

Ladies and Gentlemen,

Please find below our response to the comment on Bank7 Corp.’s Form 10-K for the fiscal year ended December 31, 2023, set forth in your letter dated August 27, 2024. We appreciate the opportunity to provide information in response to your comment.

Below we have listed your comment in bold font and our response following. For items which we are presenting future proposed disclosure, we have highlighted those in italics and underlined font.

Comment:

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Deposits, page 35

1.	Please revise your future periodic filings to disclose the total amount of uninsured deposits as of the end of each reported period. Please refer to Item 1406 of Regulation S-K.

Response:

We acknowledge the requirements of Item 1406 of Regulation S-K.  We will disclose the total amount of uninsured deposits as of the end of each reported future period in our future periodic filings.

Thank you for your time and consideration. I look forward to discussing this with you and your colleagues as needed.

Sincerely,

Bank7 Corp.

By:	/s/ Kelly J. Harris
Kelly J. Harris
Chief Financial Officer